

October 26, 2010

Mr. Nikolay Frolov
 Chief Financial Officer
EVCARCO, INC.
7703 Sand Street
Fort Worth, Texas 76118

> **Re:** **EVCARCO, Inc.**
> **Supplemental response letter filed September 23, 2010 regarding the**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File Nos. 333-158293 and 0-53978**

Dear Mr. Frolov:

We have reviewed your supplemental response letter to us filed on September 23, 2010 in response to our letter of comment dated September 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

With these comments, please file an amendment to your December 31, 2009 Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.

Form 10-K (Fiscal Year Ended December 31, 2009), and As Amended

Patents, Trademarks, Licenses, Franchise… Obligations & Concessions, page 7

1.   See the last paragraph. Please disclose your principal trademark for which you do not have a federal registration. It is unclear if it is one of the 'marks' listed in the table on page 7.

Management's Discussion and Analysis

Results of Operations, page 13

2.   We have reviewed your response to our prior comment 1. In view of the limited period from inception to December 31, 2008, we will not object if you wish to address your results of operations for the entire period in this filing, as opposed to separately discussing the results for the twelve month period ended December 31, 2009. However, please note that you will be required to discuss the twelve months ended December 31, 2009 on a comparative basis with the twelve months ended December 31, 2010 in your next Form 10-K, so you may wish to consider preparing a separate discussion of that fiscal period in this filing.

3.   We have reviewed your responses to our prior comments 2 through 6. MD&A is intended to provide a separate and complete discussion of your financial condition, changes in financial condition, liquidity and operating results. With regard to your discussion of operating results, please discuss your historical operations to date. The discussion should include (but not be limited to) the information included in your responses to our prior comments 3 and 4. We also note that you consider your acquisitions and sales of vehicles to date to have been irregular and sporadic. If management feels that the reported information to date is not necessarily indicative of future operating results, you should specifically disclose that fact in your discussion.

4.   Expand your discussion to describe and quantify the July 2009 purchase of the pre-owned vehicles in exchange for common stock, disclose the aggregate fair value assigned to that common stock and explain how you determined the fair value of the transaction. In addition, please discuss any other acquisitions of inventory that occurred during the period, or state that no additional inventory acquisitions occurred, as applicable. Clarify from whom you acquired your vehicles (manufacturers, third party wholesale dealerships, individuals) and to whom they were sold. Disclose the amount or percentage of sales generated from wholesale versus retail operations to date. Your discussion in MD&A should stand apart from the financial statements disclosures. Further, it should not simply recite the numbers that appear in the financial statements, but should also provide an understanding of the business reasons for the numbers.

5.   Explain, in MD&A, the reasons for the inventory write-down. Separately quantify the amount attributable to missing vehicles and the amount resulting from impairment. Clarify in the filing, in dollar or percentage terms, the degree to which the impairment is associated with the July 2009 purchase of pre-owned vehicles.

6.   Include in your discussion any other historical information that management believes would be of value to investors. While we note the development stage nature of the company and the importance of your plan of operations to the reader, a discussion of historical operations is also required.

Critical Accounting Policies, page 14

7.   We have reviewed your response to our prior comment 11. We understand, from your response and from the content of your financial statements to date, that you have had a limited number of transactions. As a result, your disclosures as to critical accounting policies and estimates will be minimal at this time. However, you have recorded inventory adjustments for impairment at the end of fiscal 2009 and during the first quarter of 2010. We believe that the valuation of inventory is a policy that should be discussed in this section. In view of the number and varying nature of the noncash transactions you have recorded, it appears that a brief discussion of your related accounting policies, assumptions and estimates would be appropriate as well. This disclosure is intended to supplement, not duplicate, the description of accounting policies in your financial statement footnotes and to provide the reader with some insight into your judgment in accounting for uncertain and/or subjective matters. Please expand your MD&A discussion to include disclosure of such matters.

Financial Statements

Statements of Operations, page F-3

8.   We have reviewed your response to our prior comment 12. From your response it appears you may have interpreted ASC 330-10-50-2 to indicate that your inventory adjustment has been separately disclosed from consumed inventory costs described as cost of goods sold. However, please note that the inventory impairment or adjustment, while separately disclosed, is to be presented within the applicable section of the classified statements of operations. In this regard, inventory costs including any impairment, write-down charges or adjustments are to be classified as a component of gross profit, not operating expenses. As such, please reclassify the line item "Inventory adjustment" from a component of operating expenses to a separate line item within cost of goods sold.

Statements of Stockholders' Equity, page F-4

9.   We have reviewed your response to our prior comment 13 regarding the valuation of the stock issued in July 2009 for exchange of inventory, and the October 2009 stock issuance for cancelation of a loan. In both instances you have indicated the fair value of the inventory received and the debt canceled, respectively, were the more readily determinable measurable fair value than the surrounding cash for stock transactions. As previously indicated, we generally believe the cash value per share of your common stock is more indicative of fair value. We also note from your response that you indicate that, for the July 2009 stock for cash transactions, that the $0.50 per share price is inflated and was not at arms-length, whereas the October 2009 debt extinguishment for common shares was at a per share price negotiated with the lender and that the debt borrowed was the more clearly evidence of fair value. Given the facts and circumstances of these two

transactions, please expand Note 10 (Stockholders' Equity) to clearly disclose how you determined the fair value of the common shares issued in exchange for inventory and for cancelation of debt, and that the individual stock sales (i.e., private placements) for cash at $0.50 in July 2009 and October 2009 were at prices with related parties that did not represent actual market conditions of your stock, which you believed to be at a lower price as indicated by the stock transactions with of inventory and debt with unrelated third parties.

10.   Refer to your response to our prior comment 15. With regard to the Founders' stock issued October 2009, please add a financial statement footnote that provides information comparable to that furnished to the staff in your response. That is, please explain that your intention was to record these shares as a stock subscription at the time that the original founders' shares were issued. Clarify, if true, that the issuance represents the correction of an accounting error that was not material enough to the financial statements to require restatement. The current presentation of these shares, without an accompanying explanation, is confusing.

Statements of Cash Flows, page F-5

11.   We have reviewed your response to our prior comment 17. Based on your supplemental table, the cash transactions that should be reflected in the financing activity line item "Issuance of common stock" for fiscal year 2009 should be $147,750 rather than $434,890. The difference pertains to the non-cash transaction for property of $267,140 and the non-cash transaction for loan of $20,000, which have been appropriately reflected as Non-cash activities in the statements of cash flows. Please revise your statements of cash flows accordingly in the amendment to the December 31, 2009 Annual Report on Form 10-K.

Note 2. Summary of Significant Accounting Policies, page F-6

e. Facilities and Equipment

12.   We have reviewed your response to our prior comment 18. Please reflect the depreciable and amortizable lives of the various classes of your property and equipment in the amendment to the December 31, 2009 Annual Report on Form 10-K.

f. Revenue Recognition

13.   We have reviewed your response to our prior comment 19. Please expand your footnote to explain, if true, that you recognize the vehicle sales immediately. As a related matter, we note from your response that you have not generated any revenue from services and have not deferred any revenue. Please disclose this also in the amendment to the December 31, 2009 Annual Report on Form 10-K.

g. Warranties

14.   We have reviewed your response to our prior comment 20. Please expand your
        accounting policy to disclose that you intend to provide repairs covered by the
        manufacturers' warranty, but have not begun so. Further, in the Risk Factor: "As a
        company in the early stages of development with an unproven business strategy…" on
        page 8, please clarify the warranty revenue that you intend to generate will be from
        warranty repair services performed by you under the manufacturers' warranty in addition
        to generating revenues from non-warranty customer pay repairs.

Note 3. Inventory, page F-10

15.   Reference is made to your response to our prior comment 21. Please provide us with the
        requested information supplementally. We may have further comments upon review of
        your response.

Note 4. Prepaid Expenses, page F-11

16.   We have reviewed your response to our prior comment 22. We note you indicate the
        $0.50 per share value of the common stock issued was more readily determinable than
        the value of the services provided to you. We also note you indicate the share price was
        determined based on private placement sales. However, in your response to prior
        comment 13, you indicate that the stock issued in July 2009 (i.e., the same month as the
        shares issued in certain consultancy contracts) that the $0.50 share price in the private
        placements was not as reliable as the inventory that was acquired. Further, your response
        to prior comment 16 discloses that the shares issued to the consultants in July 2009 were
        for services where a portion of the services had not been earned as of December 31,
        2009; thus resulting in the prepaid expense balance of $136,667 at year end. It is unclear
        from your response to prior comment 22 why you believe the $0.50 per share value in the
        private placement is now more reliable than the fair value of the consultancy services
        received. Please explain your rationale for placing reliance on the cash price in the
        private placement as more determinable for the consultant transactions whereas for the
        inventory and loan transactions, you believed the private placement cash price had been
        less reliable.

17.   In addition, please expand Note 4 to disclose the consultants' name, nature of services,
        terms of contract, common shares issued, fair value of the shares issued, and the unearned
        amount, pertaining to the three consultants that comprise the prepaid expenses balance at
        December 31, 2009. This disclosure should also be provided in the subsequent quarterly
        reports on Form 10-Q, where there remains a prepaid balance or when the balance has
        increased due to new or revised consultancy agreements.

Note 8. Going Concern, page F-11

18.   We have reviewed your response to our prior comment 23. Please reflect the expanded
        disclosure on management's plans as to the going concern matters, in the amendment to
        the December 31, 2009 Annual Report on Form 10-K, rather than, as your response
        indicates, in the Form 10-Q/A.

Form 10-Q (Quarterly Period Ended June 30, 2010)

Note 11. Stockholders' Equity, page F-8

19.   We have reviewed your response to our prior comment 27. Please provide us with a copy
        of any written contractual terms of this agreement. Please expand the disclosure in Note
        11 to indicate that the $380,000 was from one investor, and describe the terms or
        conditions for issuance of such shares, along with the agreed upon per share price of
        $0.20. Please indicate whether or not this investor is a related or unrelated party. Please
        tell us more as to what you consider to be the 'near future' for issuance of such shares
        and whether there is a potential probability for the return of the cash to the investor.
        Please tell us why you believe the $380,000 received from the investor should not be
        classified instead as a liability at the balance sheet date, given the uncertainty surrounding
        the timing or even issuance of the common shares.

Disclosure of Controls and Procedures

20.   Reference is made to the December 31, 2009 Annual Report on Form 10-K and June 30,
        2010 Quarterly Report on Form 10-Q whereby your CEO and CFO have concluded that
        the Company's disclosure controls and procedures were effective as of such dates. Based
        on the nature of our comments and the resultant requirement for restatement of your
        financial statements and significantly expanded disclosures, please tell us the
        consideration by management given to re-evaluating its conclusion as to whether the
        disclosure controls and procedures were effective as December 31, 2009, March 31, 2010
        and at June 30, 2010. Please note that effective disclosure controls and procedures would
        ensure that information required to be disclosed by the issuer is recorded, processed,
        summarized and reported accurately within the time periods specified in the
        Commission's rules and forms. See 1934 Exchange Act Rule 13a-15(e) for definition of
        disclosure controls and procedures. In light of these facts, please revise or explain to us
        why you should not revise your conclusion to indicate that there were ineffective
        disclosure controls and procedures, along with ineffective internal controls over financial
        reporting.

Other

21.   Refer to your written acknowledgement in bullets at the end of your response letter.
        Your response is based on filings representing the Securities Act of 1933 rather than the

Mr. Nikolay Frolov
EVCARCO, Inc.
October 26, 2010
Page 7

Securities Exchange Act of 1934 for which the filings on Forms 10-K and 10-Q are being represented here. Please revise in your next response letter to specifically address the bullets contained at the end of our comment letter on the Forms 10-K and 10-Q. In addition, please ensure that your response letter is dated, as we note the response letter to our September 9, 2010 comment letter was not dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief